Exhibit 12.1
Vulcan Materials Company and Subsidiary Companies
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	March 31	For the years ended December 31
dollars in thousands	2011	2010	2009	2008	2007	2006

Fixed Charges
Interest expense before capitalization credits	$42,629	$182,456	$183,681	$185,176	$53,348	$31,310
Amortization of financing costs	555	2,784	2,302	1,880	249	363
One-third of rental expense	6,026	24,134	26,237	30,800	27,358	27,240

Total fixed charges	$49,210	$209,374	$212,220	$217,856	$80,955	$58,913

Earnings before income taxes as adjusted
Earnings from continuing operations before income taxes	($102,052)	($192,206)	($19,221)	$75,058	$667,502	$703,491
Minority interest in earnings (losses) of a consolidated subsidiary	0	0	0	(283)	151	0
Fixed charges	49,210	209,374	212,220	217,856	80,955	58,913
Capitalized interest credits	(516)	(3,637)	(10,721)	(14,243)	(5,130)	(5,000)
Amortization of capitalized interest	825	3,422	2,727	2,147	2,777	1,241

Total earnings before income taxes as adjusted	($52,533)	$16,953	$185,005	$280,535	$746,255	$758,645

Ratio of earnings to fixed charges	—	0.1	0.9	1.3	9.2	12.9